Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pembina Pipeline Corporation (“Pembina”)

4000, 585 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

2.	Date of Material Change:

August 20, 2019

3.	News Release:

Pembina issued a press release on August 21, 2019, which was disseminated through the facilities of Cision Canada and subsequently filed on SEDAR.

4.	Summary of Material Change:

Pembina announced that it has entered into an arrangement agreement (the “Arrangement Agreement”) with Kinder Morgan Canada Limited (“KML”) dated August 20, 2019 pursuant to which Pembina will acquire all of the issued and outstanding restricted voting shares of KML (“KML Restricted Voting Shares”), special voting shares of KML (“KML Special Voting Shares”) and class B limited partnership units of Kinder Morgan Canada Limited Partnership (“Class B Units”) pursuant to a court approved plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).

Pembina also announced that concurrent with the Arrangement Agreement, Pembina entered into a purchase and sale agreement (the “Purchase Agreement”) dated August 20, 2019 with Kinder Morgan Operating L.P. “A” (“Kinder Morgan LP”), Pembina U.S. Corporation (“Pembina US”), a wholly-owned subsidiary of Pembina, and Kinder Morgan, Inc. (“KMI”). Pursuant to the Purchase Agreement, Pembina US will purchase 100% of the outstanding membership interests in Kinder Morgan Cochin LLC (“Cochin LLC”), which owns the US portion of the Cochin Pipeline system (“Cochin”), from Kinder Morgan LP, for cash consideration of approximately $2.05 billion, subject to adjustment pursuant to the terms of the Purchase Agreement (the “Cochin US Acquisition” and, together with the Arrangement, the “Transaction”).

The Transaction is cross-conditional on the closing of both the Arrangement and the Cochin US Acquisition.

Subject to closing of the Transaction, Pembina’s board of directors (the “Pembina Board”) has also approved a $0.01 per common share of Pembina (“Pembina Common Shares”), or approximately 5%, increase to its monthly Pembina Common Share dividend rate.

Through the Transaction, Pembina will acquire strategically located assets including Cochin, the Edmonton storage and terminal business and Vancouver Wharves, a bulk storage and export/import business.

5.	Full Description of Material Change:

Arrangement

Pembina and KML entered into the Arrangement Agreement on August 20, 2019. Under the terms of the Arrangement:

(a)	holders of KML Restricted Voting Shares (“KML Restricted Voting Shareholders”) will, for each KML Restricted Voting Share held, receive 0.3068 of a Pembina Common Share;

(b)

holders of KML Special Voting Shares (together with the KML Restricted Voting Shareholders, the “KML Shareholders”), for each KML Special Voting Share held, will receive a cash amount equal to $0.000001; and

(c)	holders of Class B Units will, for each Class B Unit held, receive 0.3068 of a Pembina Common Share.

The Arrangement Agreement provides for customary non-solicitation covenants, subject to the fiduciary obligations of the board of directors of KML, and the right of Pembina to match any financially superior alternate proposal within five business days. The Arrangement Agreement provides for the payment by KML of a $90.0 million termination fee if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event that: (a) the board of directors of KML withdraws, modifies, qualifies or changes any of its recommendations or determinations with respect to the Arrangement in a manner adverse to Pembina; or (b) the board of directors of KML accepts, recommends, approves or enters into an agreement to implement a financially superior proposal. The Arrangement Agreement also provides for the payment by Pembina of a reverse termination fee of $90.0 million if: (i) the Arrangement Agreement is terminated in specified circumstances where the Competition Act (Canada) approval has not been received; or (ii) in the event the Purchase Agreement is terminated in specified circumstances relating to clearance of the Cochin US Acquisition under the HSR Act of 1976. The Arrangement Agreement may be terminated by mutual written consent of Pembina and KML and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement. In addition, the Arrangement Agreement will automatically terminate upon termination of the Purchase Agreement in accordance with its terms. Subject to certain limitations, each party may also terminate the Arrangement Agreement if the Arrangement is not consummated by the later of: (a) May 20, 2020, which date can be extended by Pembina or KML, for up to an additional 90 days if a required Canadian regulatory approval has not been obtained; and (b) the “Outside Date” as defined in the Purchase Agreement, being May 20, 2020, which date can be extended by Kinder Morgan LP or Pembina US, for up to an additional 90 days if a required US regulatory approval has not been obtained.

The Arrangement is subject to a number of conditions, including approval of: (a) at least 66 2⁄3% of the KML Shareholders, voting together as a single class; and (b) a majority of the holders of the KML Restricted Voting Shares, in each case present in person or by proxy at a special meeting of the KML Shareholders to be called by KML, the approval of the Court of Queen’s Bench of Alberta, holders of less than 50% of the outstanding KML Restricted Voting Shares having exercised dissent rights with respect to the Arrangement that have not been withdrawn at the effective date, as well as certain regulatory and government approvals and other customary closing conditions.

KMI, who holds indirectly all of the KML Special Voting Shares (an approximate 70% of the voting rights of KML) and a corresponding 70% economic interest in KML’s business and assets (by way of its ownership of all the Class B Units), has entered into a support agreement pursuant to which it has agreed to vote its KML Special Voting Shares in favor of the Arrangement. In Canada, completion of the Arrangement is subject to approval under the Competition Act (Canada) and the Canada Transportation Act.

KML has agreed to call a meeting of the KML Shareholders on or before December 20, 2019. In its meeting materials, the board of directors of KML will provide a unanimous written recommendation that the KML Shareholders vote in favour of the Arrangement. Provided the Arrangement is approved by the requisite thresholds of KML Shareholders, the parties expect closing to occur as soon as possible thereafter following receipt of the final order of the Court of Queen’s Bench of Alberta and subject to receipt of all required regulatory approvals.

The Arrangement was unanimously approved by the Pembina Board and is expected to close in the first half of 2020, subject to the satisfaction or waiver of all required conditions to closing. In making its determination, the Pembina Board received a verbal opinion from TD Securities Inc. that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration payable pursuant to the Arrangement is fair, from a financial point of view, to Pembina.

Complete details of the terms of the Arrangement are set out in the Arrangement Agreement, which has been filed and is available for viewing on SEDAR under Pembina’s profile at www.sedar.com.

Cochin US Acquisition

KML, Kinder Morgan LP, Pembina US and KMI entered into the Purchase Agreement on August 20, 2019, pursuant to which Pembina US will acquire from Kinder Morgan LP all of the outstanding membership interests in Cochin LLC for cash consideration of approximately $2.05 billion, subject to adjustment pursuant to the terms of the Purchase Agreement. The sale of these securities will transfer to Pembina US the ownership of Cochin LLC, the US portion of Cochin and the employees that operate the related business and assets. The cash consideration associated with the Cochin US Acquisition will be initially funded through Pembina’s $2.5 billion unsecured credit facility and a new $1.0 billion committed term facility. Subsequently, Pembina expects to refinance this with the issuance of Medium-Term Notes.

The Cochin US Acquisition is subject to a number of conditions, including certain regulatory and government approvals and other customary closing conditions. In the US, the Cochin US Acquisition is subject to clearance under the HSR Act of 1976.

The Cochin US Acquisition was unanimously approved by the Pembina Board and the board of directors of Pembina US and is expected to close concurrently with the Arrangement. Complete details of the terms of the Cochin US Acquisition are set out in the Purchase Agreement, which has been filed and is available for viewing on SEDAR under Pembina’s profile at www.sedar.com.

The Businesses to be Acquired

KML is a publicly traded corporation based in Calgary, Alberta, that owns and operates energy infrastructure assets across Western Canada. KML has two business segments:

(a)

a storage terminals business, which is comprised of the bulk commodity marine terminal provides handling, storage, loading and unloading services located in the Vancouver, British Columbia area and the oil terminals located in the Edmonton, Alberta area, and

(b)

a pipelines business, which is comprised of the Canadian portion of Cochin pipeline system that transports condensate from the Canada/U.S. border near Maxbass, North Dakota to Fort Saskatchewan, Alberta, and a jet fuel pipeline system, which transports jet fuel from a refinery in Burnaby, British Columbia and the Westridge Marine Terminal to Vancouver International Airport.

The oil storage terminals business has 10 million barrels (net) of storage capacity, inbound and outbound connectivity and well positioned industry fundamentals, with assets strategically located in the core of the Edmonton area crude oil complex and is underpinned by long-term, fee-based contracts with investment counterparties. The storage terminals business also includes (i) direct connectivity to two rail terminals; and (ii) Vancouver Wharves, an important commodity export and import business in the Port of Vancouver, Canada’s largest port. Vancouver Wharves is a 125 acre bulk marine terminal facility, which transfers over four million tonnes of bulk cargo annually and is supported by fee-based contracts with creditworthy counterparties in the agricultural, mining, and petroleum products industries.

The Cochin US Acquisition also allows Pembina the potential to acquire 100% of Cochin. Cochin, which spans 2,900 km from Chicago, Illinois to Fort Saskatchewan, Alberta, has a design capacity of up to 110,000 barrels per day and is primarily underpinned by long term, take-or-pay commitments with investment grade counterparties. Cochin currently operates as a condensate import system into Canada, and previous thereto, has operated as a propane export system to the United States.

5.2	Disclosure of Restructuring Transactions:

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact:

Scott Burrows Vice President and Chief Financial Officer

Phone: (403) 231-3156

9.	Date of Report:

August 23, 2019.

Forward-Looking Information and Statements

This material change report contains certain statements or disclosures relating to Pembina and the Transaction which constitute forward-looking information under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that Pembina anticipates or expects may, or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “may”, “will”, “expect”, “anticipate”, “intend”, or other comparable terminology.

In particular, this material change report includes forward-looking information about the Transaction and its impacts, including without limitation: (a) the anticipated closing of the Transaction and the timing thereof; (b) the anticipated timing of the special meeting of KML Shareholders; (c) the anticipated refinancing of the cash consideration for the Cochin US Acquisition with Medium-Term Notes; and (d) future dividends, including the increase in amount thereof, which may be declared on the Pembina Common Shares and any future dividend payment date.

The forward-looking information provided in this material change report is based upon a number of material factors and assumptions including without limitation: (a) that the Transaction will be completed in the timelines and on the terms currently anticipated; (b) that all necessary court and regulatory approvals will be obtained on the timelines and in the manner currently anticipated; (c) that all necessary KML Shareholder approvals will be obtained; (d) the ability of the parties to satisfy, in a timely manner, the other conditions to closing the Transaction; (e) that Pembina will be able to realize the expected benefits from the Transaction; (f) with respect to Pembina’s future dividends and results: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations; and (g) general assumptions respecting the business and operations of both Pembina and KML, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions.

Forward-looking information is subject to a number of risks and other factors that could cause actual results and events to vary materially from that anticipated by such forward-looking information. In particular, the completion of the Transaction is subject to a number of risks including, without limitation: (a) TSX, court and regulatory approvals may not be obtained in the timelines or on the terms currently anticipated or at all; (b) KML Shareholder approval may not be obtained; and (c) the Transaction is subject to a number of closing conditions and no assurance can be given that all such conditions will be met or will be met in the timelines required by the Arrangement Agreement and the Purchase Agreement. In addition, each of Pembina and KML’s business and operations are subject to numerous risks, including those disclosed in Pembina’s annual information form for the year ended December 31, 2018. Readers are urged to consult the disclosure provided under the heading “Risk Factors” in Pembina’s annual information form for the year ended December 31, 2018, which has been filed on SEDAR at www.sedar.com for further information respecting the risks and other factors applicable to Pembina.

In respect of the forward-looking statements and information concerning the potential increase in Pembina’s dividend following completion of the Transaction, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

Readers are cautioned not to place undue reliance on forward looking information, which is given as of the date of this material change report. Pembina undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.